UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

NATIONAL STORM MANAGEMENT, INC.

(Name of Small Business Issuer in its charter)

Nevada	04-3619346
(State or other jurisdiction of	(I.R.S Employer
incorporation or organization)	Identification No.)

999 North Main Street, Suite 202, Glen Ellyn, IL  60137

(Address of Principal Executive Offices including Zip Code)

(630) 469-7663

(Issuer’s telephone number)

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.001 per share

                (Title of class)

TABLE OF CONTENTS

PART I
Item 1. Description of Business
Item 2. Description of Property
Item 3. Directors, Executive Officers and Significant Employees
Item 4. Remuneration of Directors and Officers
Item 5. Security Ownership of Management and Certain Securityholders
Item 6. Interest of Management and Others in Certain Transactions
Item 7. Securities Being Offered

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters
Item 2. Legal Proceedings
Item 3. Changes in and Disagreements with Accountants
Item 4. Recent Sales of Unregistered Securities
Item 5. Indemnification of Directors and Officers

PART F/S

Consolidated Financial Statements for the fiscal years ended 2004 and 2005
Consolidated Financial Statements for the quarter ended March 31, 2006 (unaudited)

PART III

Item 1. Index to Exhibits
Signatures

This registration statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the plans and objectives of management for the business, operations, and economic performance of National Storm Management, Inc. (referred to in this Form 10-SB as the “Company” or “we”).  These forward-looking statements generally can be identified by the context of the statements or the use of words such as the “Company” or its management “believes,” “anticipates,” “intends,” “expects,” “plans” or words of similar meaning. Similarly, statements that describe our future operating performance, financial results, plans, objectives, strategies, or goals are forward-looking statements. Although management believes that the assumptions underlying the forward-looking statements are reasonable, these assumptions and the forward-looking statements are subject to various factors, risks and uncertainties, many of which are beyond our control. Accordingly, actual results could differ materially from those contemplated by the forward-looking statements.

The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. We cannot guarantee that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements (See “Description of Business — Risk Factors”).

PART I

Item 1.  Description of Business

Brief History and Overview

National Storm Management, Inc. (the “Company” or “we”) is a storm restoration management firm specializing in residential home repair from the effects of wind and hail damage.  The Company offers complete exterior packages for residential and commercial applications that include siding, roofing, gutters, windows, doors, soffit, facia wrap, vinyl railing, vinyl fences, custom copper work, decorative aluminum and vinyl trim and custom metal work.  Once established in a market, the Company expands its operations through the acquisition and/or development of off-season retail operations.

Our primary subsidiary, National Storm Management Services, Inc. (“Services”), was incorporated in Nevada on December 19, 2000 and was formerly owned by our current chief executive officer, Mr. Terry Kiefer.  On March 12, 2002, a separate New York corporation was formed under the name The 18th Letter, Inc.  This entity became a non-reporting shell company, publicly traded on an unsolicited basis.  On September 10, 2004, The 18th Letter, Inc. merged with The 18th Letter, Inc. Merger Sub, a Nevada corporation, for the sole and exclusive purpose of changing the Company’s domicile from New York to Nevada.  Immediately upon the effectiveness of the merger the name was changed from the 18th Letter, Inc. Merger Sub to National Storm Management, Inc.

On September 21, 2004 Services acquired all of the outstanding stock of Pinnacle Roofing, Inc., a Florida corporation also qualified to do business in Mississippi and Louisiana.

On December 1, 2004 the members of (i) KSMS-Illinois LLC, an Illinois limited liability company doing business as ABC Exteriors, (ii) KSMS-Missouri, LLC, a Missouri limited liability company doing business as MSM Builders and Remodelers, (iii) KSMS-Minnesota, LLC, an entity that subsequently reincorporated on October 20, 2005 as WRS, Inc., a Minnesota corporation, (iv) KSMS-Maryland, LLC, a Maryland limited liability company doing business as First Class Builders, (v) KSMS-Ohio, LLC, an Ohio limited liability company doing business as First Class Roofing and Siding and (vi) KSMS-Nebraska, Inc., a Nebraska corporation, consolidated the ownership structure of these entities under Services in a tax free transfer among entities under common control.

On February 24, 2005, Terry Kiefer, the current Chief Executive Officer of the Company, sold all 1,236,614 outstanding shares of Services’ common stock to the Company in exchange for 34,000,000 newly issued shares of the Company’s common stock.  Concurrently with the Company’s purchase of Services, the former majority owner of the Company transferred 24,000,000 shares of the Company’s common stock to the Company in exchange for payment of $30,000 made by Interim Capital Corp., and the Company cancelled these shares.  The remaining stockholders of the Company retained their 6,000,000 shares of common stock.  As a result of these transactions, the Company had 40,000,000 outstanding shares of common stock, Mr. Kiefer owned 85% of the Company, the remaining stockholders owned 15% of the Company and the Company became the sole owner of Services.   On the same day as the stock sale, the Company granted an option to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $0.75 to Shocker 100 Index, LP, in which Interim Capital Corp. is the general partner.

We currently have 40 full-time employees and over 40 independent commissioned salespersons.  The management team may add four to six employees over the next 12 month period.  None of our employees are subject to collective bargaining agreements.

The Company maintains certifications with the major insurance companies, such as State Farm Insurance, Allstate, Farmers Insurance Group and many others for storm-related claims.  The Company acts as a liaison between homeowners and the insurance companies after a storm damages a homeowner’s property.   As such, the Company evaluates the storm damage to a home and prepares a cost estimate of the needed repairs and delivers it to the insurance company.  The insurance company adjuster reviews the estimate of the damage to the homeowner’s property, makes adjustments based on an internal assessment of the damage and reimburses the homeowner for the cost of the repairs.  The Company tries to reconcile any discrepancies between the Company’s estimate of the damages and the insurance company’s reimbursement.  The Company is also a member of the National Roofing Contractors Association (NRCA) and the Better Business Bureau.

The Company provides insurance restoration services related to residential hail and wind damage repair to residents in Florida, Illinois, Mississippi, Missouri and Ohio.  The Company also is in the process of renewing its licenses to operate in Maryland and Virginia.  The Company currently provides residential emergency storm repair and/or replacement of roofing, siding, gutters, windows and sundry exterior items.  One of our subsidiaries, Pinnacle Roofing, Inc., is currently repairing homes in Florida, Mississippi and Louisiana that were damaged by hurricanes Charlie, Francis and Katrina.

Development Plans

We seek to become a leading provider of insurance restoration services, focusing our efforts on household restoration needs resulting from wind and hail damage.  As a result, management plans to offer exceptional value and consistent performance to our customers while creating value for the Company and its shareholders.  We plan to bring two key elements together to generate success — effectuate an aggressive marketing strategy that fosters the growth and development of our Company and provide superior customer service to our clients.  The Company’s goal is to achieve $40,000,000 in revenue in fiscal year 2007 and $100,000,000 in annual revenue by the end of fiscal year 2009 (See “Description of Business — Risk Factors”).

The Company’s strategy to succeed includes: (i) providing customers with timely, professional services that are competitive with industry standards; (ii) developing and maintaining the Company’s retail operations to make up for off-season lulls in the storm restoration business; (iii) optimizing client retention by providing value, receiving positive marketing exposure, and achieving timely completion of customer expectations, (iv) broadening our scope of services outward from hail damage restoration to cover restoration due to hurricanes, tornadoes and floods and (v) expanding operations through the acquisition of similar smaller companies operating in both the insurance restoration and retail sales/services sectors.

The Company purchased a roofing operation in the Orlando, Florida market to participate in the restoration effort attributable to the seven hurricanes that passed through that state during the 12 month period from August 2004 to July 2005.  The Company also opened offices in Mississippi and Minnesota in 2005 and in Louisiana and Indianapolis in 2006.  The Company is also focusing on further acquisitions of smaller restoration, repair and retail companies in Colorado, Texas, Arizona, and Wisconsin.  Traditionally, these states experience severe weather seasons that cause, among other things, hail, tornado, hurricane and flood damage.  Additionally, the normal wear and tear on roofs, siding, and gutters on houses in the southern states is accelerated significantly by the heat of the summer.

Industry & Target Market

Roofing products are subject to a number of severe weather exposures.  These exposures include ultraviolet light, heat, wind, rain, pollutants and hail. Hail damage to roofing products results in millions of dollars of losses on an annual basis. The result of this damage is increased demand for roofing contractors and increased costs for the insurance industry.  The costs are ultimately borne by consumers.  Hail damage can affect virtually all types of roofing systems, including both the commercial and residential sectors of the restoration industry.  Our primary area of focus is: the hail resistance of common residential roofing products, asphalt shingles, wood shingles and shakes, and concrete tile shingles.  Whenever a city in North America is subjected to a severe hailstorm and the dollar losses exceed $5 million, the area is listed as a catastrophic loss by the American Insurance Association (AIA).  This is a methodology pursuant to which the insurance industry can keep statistics on the amount of loss for each particular geographical location.  These statistics are later used in actuarial tables to develop insurance rates for any given location.  In the United States, the geographical frequency of hail has been studied by groups such as the National Board of Catastrophe, from 1949 to 1964, and the US Weather Bureau from 1950-1960.

A large number of severe hailstorms tend to occur in the central section of the United States.  This covers an area from South Texas to Minnesota and from Colorado to Illinois.  We originally focused our storm restoration services in the states of Illinois, Mississippi, Missouri and Ohio due to the violent storm seasons these areas experience each year.  However, we recently expanded into Florida, Minnesota,  Mississippi, Louisiana and Indiana in an effort to create additional revenue generating opportunities.

Insurance restoration and residential repair addresses damages from hail storms, tornadoes, hurricanes, flooding, and other natural disasters.  The Company hopes to utilize wind and hail damage restoration as its gateway into the local, and eventually the national, marketplace.  Below are the core areas of our operational focus.

Wind and Hail Damage Repair -  In 2003 we targeted the states of Illinois, Missouri and Ohio for hail damage repair.  Each year these states, as well as Minnesota, Virginia, and Maryland, where the Company also has a presence, typically experience severe hail storms and other inclement weather that has created a demand for our services.  In many instances all across the country, storm chasers come into towns immediately following severe weather, establish operations, provide storm restoration services, then move on to the next area affected by severe weather.   By establishing a permanent presence centrally located near the major storm areas, we hope to give customers greater assurance that the Company will remain in the area to complete the warranty work.  This stability allows the Company to develop relationships and reputation through quick response times, customer service, and quality workmanship fostering repeat and referral business which will add value to the Company.

Retail Sales -  The Company has implemented a retail operation to compensate for decreased demand for insurance restoration and storm repair during the off-season.  We have developed this business in a similar manner as the restoration operations by offering off-season repairs on roofing, siding, windows, and gutters to residents of Illinois, Ohio, Missouri and the surrounding states that we are licensed to operate.  We believe that providing retail repairs, restoration and remodeling will not only foster growth in the Company’s revenues and profits, but will position the Company with the opportunity to further build its customer base and reputation.

Competition

The Company participates in an intensely competitive industry.  Many of the companies we compete with have far greater financial capabilities, loyal relationships with their customer base, name recognition, and reputation.  We face fierce competition from larger corporations, small family-owned companies, and storm chasing companies.  The Company’s primary competition is expected to come from the large corporations.  Many of the large corporations already have financial stability, loyalty among their customer base, and reputation.  The Company will need to quickly develop similar qualities in order to achieve our vision of growth, profitability, and shareholder value.  The Company believes that our ability to underbid the prices and rates of the large corporations due to a lower cost structure gives us a competitive advantage.  However, the reputation of the larger corporations continues to cause slow growth in customer acquisition for the Company.

The Company is also competing with local family-owned businesses that are much smaller in size and customer following than the larger corporations.  However, these companies pose a significant competitive threat to the Company’s future success through their ability to maintain operations at a lower cost, thereby passing on savings to their customers.

The Company is also competing with companies that chase storms around the country, quickly establish operations, provide their services, then move on to the next disaster area.  Typically, such companies focus a majority of their attention to the automotive repair industry, however, some companies provide mobile residential and commercial building restoration in this manner.  The Company believes our most significant competitive edge against these businesses is that we are firmly established in the community.   We believe that by being centrally located and established in a region we can instill in our current and potential customers a sense of security and thereby achieve customer loyalty.

Risk Factors

Investors should carefully consider the following factors that could cause the Company’s operating results and financial condition to be materially affected.  New risk factors may emerge at any time, and management cannot predict those risks or estimate the extent to which they may affect the Company’s financial performance.

National Storm Management, Inc. has a limited operating history and estimates of revenues and profits are highly speculative.

The Company has a limited operating history.  There can be no assurance that the Company can be sustained on an ongoing basis.  The Company’s prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, many of which are discussed below.  Management’s expectations for future business performance is therefore highly speculative and our securityholders could lose their entire investment.

There is no basis other than the judgment of and assumptions made by the Company’s management on which to estimate the volume of sales and the amount of revenues that the Company’s planned operations may generate, or regarding other aspects of the planned operations of the Company.  At December 31, 2004 and December 31, 2005 the total liabilities of the Company exceeded its total assets.  Technically, the Company is insolvent and could be unable to meet its financial obligations as they become due.  Investors in our securities could lose their entire investment.

We face significant competitive risks.

The insurance restoration business is highly competitive.  We face competition from many large and small companies.  Many of these companies have financial resources far greater than ours and have greater leverage in obtaining supplies and materials, business and personnel. A high degree of competition is expected to continue and there are no significant barriers to entry into this business. Our business may be adversely affected by these factors in a manner that causes our shareholders to lose their entire investment.

We are highly dependent on our management and our business would be materially adversely affected if any of our executives leave.

The operations and financial success of the Company are significantly dependent on the Chief Executive Officer who is the sole member of the board of directors.  Our Vice President and Chief Financial Officer are also critical parts of our management team.  In the event that the CEO, Vice President or CFO becomes unable or unwilling to continue to direct operations, the Company lacks the funds and financial resources to replace departing management and we would be materially adversely affected.  Operations would probably cease and shareholders would lose their entire investment.

National Storm Management, Inc. is a holding company and its assets consist primarily of investments in its subsidiaries.

We are a holding company and our assets consist primarily of investments in our subsidiaries.  Other than providing administrative support, the Company engages in no business directly.  The subsidiaries are distinct legal entities and have no obligation to pay any dividends or make advances or loans to us.  Since inception, the Company has not paid dividends on its common stock.  Additionally, we may or may not declare a dividend on our common stock in the future.

We expect to make acquisitions that involve risk as part of our growth strategy.

We intend to supplement our growth by acquiring storm restoration companies in existing and new markets.  Our acquisition strategy presents risks that, singularly or in any combination, could materially adversely affect our business, financial condition and results of operations.  These risks include diverting management’s attention and resources to acquisitions, potential adverse effects on earnings resulting from the amortization of goodwill created in acquisitions and the contingent and latent risks associated with the past operations and unanticipated problems arising in the acquired businesses.  The success of our acquisition strategy will depend on the extent to which we are able to identify, acquire, successfully integrate and profitably manage additional businesses and no assurance can be given that our strategy will succeed.

A significant portion of our sales is heavily dependent on one arrangement and termination of such arrangement could materially adversely affect future operations.

                The Company derives a significant portion of its revenue from operations in Minnesota.  The Minnesota revenue is heavily dependent upon an agreement with Westurn Cedar Supply, Inc. (Westurn).  Under the agreement, the Company is able to solicit storm restoration customers via phone and door-to-door solicitations under the licensed trade name of Westurn Roofing & Siding.  The Company pays Westurn a fee for the ability to use this trade name.  If the Westurn Cedar Agreement were terminated, the Company would have difficulty replacing it and sales would be materially adversely affected.

The Company’s common stock is traded on an extremely illiquid market, making it difficult for investors to sell their shares.

There is an extremely limited and illiquid public market for the Company’s common stock.  The common stock is currently quoted on the Pink Sheets (NLST.PK), but trading has historically been minimal.  Therefore, the market for the common stock is limited.  The trading price of the Company’s common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of significant customers, announcements of new products by the Company or its competitors, general conditions in our industry, and large shareholders selling or purchasing shares.  There is no assurance that investors will be able to purchase additional shares or sell their shares within the time frame or at a price they desire.

The Company’s small market capitalization makes its common stock relatively more susceptible to market manipulation than large capitalization companies.

There is less reliable information publicly available about small capitalization companies.  The securities of such companies, if traded in the public market, usually trade less frequently and in more limited volume than those of more established companies.  Small capitalization companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies.  Information about such companies can be extremely difficult to find, making them more vulnerable to investment fraud schemes.  Small capitalization fraud depends on spreading false information distributed by junk e-mail or “spam” over the Internet, using aliases on Internet bulletin boards, chat rooms or telefax transmissions to post messages urging investors to buy stock in such companies based on supposedly “inside” information about impending developments at the companies, or by paying stock promoters to recommend or “tout” a stock in purportedly unbiased investment newsletters, research reports, or radio and television shows.  The Company does not have control over such false dissemination of information regarding its stock.

The SEC is conducting an investigation regarding an alleged illegal touting or market manipulation of the Company’s securities in the wake of Hurricane Katrina by a shell company group.  In September 2005, the Company received a subpoena from the SEC requesting our Chief Financial Officer to testify before the SEC and to provide documents.  The Chief Financial Officer has testified under oath before the SEC and the Company has produced the requested information and is cooperating with the SEC.  The Company has not been charged by the SEC with any violation.  The SEC has issued market manipulation charges in connection with the trading of the Company’s securities against two individuals who are not connected with the Company.

The Company’s operating results may be adversely affected by mild weather.

                The Company’s business is dependent on inclement weather that results in structural damage to commercial and residential buildings.  Mild weather patterns could diminish the Company’s revenues and results of operations and harm its financial condition.  Although the Company is attempting to provide off-season services to mitigate the risk of mild weather in the areas we service, such measures may be inadequate and there can be no assurance such measures will fully protect the Company from the affects of mild weather.

The Company’s operations are subject to operational hazards and uninsured risks.

                The Company’s storm restoration services are subject to the inherent risks normally associated with those operations, such as the inability to provide service due to continued inclement weather, post-storm environmental contamination, supply shortages, employee accidents and injuries, fires and other hazards, each of which could result in the prevention or delay of providing necessary restoration services or the destruction to the Company’s facilities or injuries to persons and damages to property.  In addition, the Company’s operations face possible risks associated with acts of intentional harm, such as vandalism, on these assets.  The nature of these risks are such that some liabilities could exceed the Company’s insurance policy limits or may not be insurable.  As a result, the Company could incur substantial costs that could adversely affect our future results of operations, cash flows or financial condition.

In the event of significant litigation or worker’s compensation claim, an inability of the Company to effectively compete or significant transaction costs to raise capital or conduct its business, investors in our securities may lose the entire amount of their investment.

The Company entered into a loan agreement that allows the lender to convert the loan into additional common stock of the Company.

                The Company borrowed $1,000,000 from Trucolor, Inc. (Trucolor) to finance our operations.  Trucolor may elect to have the Company repay the outstanding amount of the loan by issuing to Trucolor shares of the Company’s common stock.  If Trucolor elects to be repaid with common stock, then the conversion of debt to equity would result in further dilution of the shareholders’ stock.

An inability to obtain bonding would have a negative impact on our operations and results.

We generally are required to provide surety bonds securing our performance under our contracts.  An inability to obtain surety bonds would significantly impact our ability to obtain new contracts, which would have a material adverse effect on our business.

Temporary shortages or disruptions in the supply of materials could negatively impact our results of operations.

Temporary shortages or disruptions in the supply of materials or the availability of transportation can occur from time to time from a variety of causes.  If we experience temporary shortages or disruptions in the supply of materials or the availability of transportation, our operating results could be materially adversely affected.

Our ability to increase productivity and profitability may be limited by the availability of skilled roofing labor.

The timely provision of high quality repair, restoration, re-roofing and new roof construction services requires an adequate supply of skilled roofing labor.  The supply of roofing labor is sensitive to economic and competitive conditions and demand for roofing services.  Increasing our productivity and profitability may be limited by our ability to employ, train and retain the skilled roofing laborers necessary to meet our service requirements.  If there are shortages of skilled labor there can be no assurance that we will be able to maintain an adequate skilled labor force necessary to operate efficiently.

We are subject to various federal, state and local regulations that increase our costs of doing business.

Our business is subject to various federal, state, and local laws, regulations and ordinances relating to, among other things, the licensing and certification of roofing contractors, OSHA standards, advertising, building and zoning regulations and environmental laws and regulations relating to the disposal of demolition debris and other solid wastes.  In certain jurisdictions, we or one of our employees is required to be a licensed contractor.  In addition, many jurisdictions require us to obtain a building permit for each roofing project.  We are also subject to certain federal, state and local laws and regulations, which, among other things, regulate our advertising, warranties and disclosures to customers.  Although we believe that we have been and are currently in compliance in all material respects with such laws and regulations, there can be no assurance that in the future our results of operations will not be materially adversely affected by existing or new laws or regulations applicable to our business.

An inability to access financial markets could adversely affect the execution of the Company’s business plan.

The proceeds from the offerings described in Item 4 of Part II of this Form 10-SB may not be sufficient to attain the Company’s financing goals for the next 12 to 36 months.  The Company cannot give assurance that additional capital will not be needed, either through issuing more common stock, other equity securities or debt.  Any additional debt or preferred equity securities would be senior to common equity holders in bankruptcy.  Any additional common stock issued by the Company would dilute existing shareholder interests.  Further, no assurance can be given as to how much additional working capital will be required or that additional financing can be obtained on terms that will allow the Company to execute its business plans or meet its financial obligations as they become due.

The Company relies on access to both short-term money markets and longer-term capital markets as a significant source of liquidity for capital requirements not satisfied by cash flow from operations.  Management cannot assure that the Company and its subsidiaries will maintain sufficient access to these financial markets based upon the Company’s current financial position.  Moreover, certain developments outside of the Company’s control may increase the cost of borrowing or restrict its ability to access one or more financial markets.  Such developments could include an economic downturn, an increase in interest rates or a weakening of the Company’s financial position.

The cost to the Company to comply with SEC rules and regulations may be overly burdensome.

Upon filing this Form 10-SB, the Company will be subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to the Exchange Act, the Company will be required to file quarterly and annual reports and reports regarding certain interim current activities.  The Company was required to file a Form 10-QSB by May 15, 2006.  However, the Company’s independent accountant did not have the fiscal year or fiscal first quarter financial statements prepared in time to file this Form 10-SB and the Company’s Form 10Q-SB by such date.  The inability to timely file the necessary SEC reports could cause the public to lose confidence in the Company and materially adversely affect the Company’s stock price and ability to raise capital.

If we are unable to certify the effectiveness of our internal control over financial reporting, we could suffer a loss of public confidence in our internal control, which could have a negative impact on our financial performance and the market value of our common stock.

                    Item 308 of SEC Regulation S-K, which was promulgated pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, requires us to provide an annual report on our internal control over financial reporting, including an assessment as to whether or not our internal control over financial reporting is effective beginning with our Annual Report on Form 10-K or Form 10-KSB for the fiscal year ended December 31, 2007.  We are also required to have our auditors attest to our assessment and our CEO and CFO to individually opine on the effectiveness of our internal controls over financial reporting.  We have not yet begun efforts to assess the effectiveness of the design and operation of our internal controls and, when we do perform this assessment, we may find deficiencies or material weaknesses in our internal control.  An auditor will then have to evaluate our assessment to determine whether our internal control is effective.  Furthermore, if we or our auditors are unable to timely complete an assessment of our internal control over financial reporting or review of our assessment efforts, we would be deficient in our reporting obligations under the Exchange Act, which may restrict our access to capital markets.  Under any of these circumstances, we could be subjected to additional regulatory scrutiny and suffer a loss of public confidence in our internal control, which could have a negative impact on our financial performance and the market value of our common stock.

The Company will have to comply with the Penny Stock Rules.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stocks and for trades in any stock defined as a penny stock.  The SEC has adopted regulations under this statute that defines a penny stock generally to be any non-NASDAQ equity security that has a market price of less than $5.00 per share.  The SEC’s definition of a penny stock is likely to apply to the Company’s common stock.  As such, the common stock would be subject to certain risks associated with trading in penny stocks.  These risks include, but are not limited to, difficulty for investors in purchasing or disposing of shares, obtaining accurate bid and ask quotations, establishing the market value of the shares, and a lack of securities analyst coverage.

Unless exempt, for any transaction in a penny stock, the rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer’s duties to the customer, a toll-free telephone number for inquiries about the broker/dealer’s disciplinary history and the customer’s rights and remedies in case of fraud or abuse in the sale.  Disclosure is also required with respect to commissions payable to both the broker/dealer and the registered representative and current quotations of securities.  Also, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The Company’s CEO, who is the sole member of the Board of Directors, controls a substantial amount of our common stock and could delay or prevent a change of control.

Our CEO, who is the sole member of the Board of Directors, owns approximately 54% of the outstanding shares of our common stock.  As such, our CEO will exercise substantial control over our future direction and operation and such concentration of control may have the effect of discouraging, delaying or preventing a change in control and may also have an adverse effect on the market price of our common stock.

Item 2.  Description of Property

The Company’s corporate offices are in a 4,700 square foot facility located at 999 North Main Street, Suite 202, Glen Ellyn, Illinois, 60137 and is rented at approximately $5,200 per month from an unrelated party on a three year lease that expires in August of 2006.  The Company also operates ABC Exteriors from this same facility.

The following table sets forth the other properties that the Company currently leases to conduct its operations:

Address	Facility	Square Footage	Monthly Rent(1)	Lease Expiration
470 Schrock Road, Suite B Columbus, Ohio, 43229	First Class Roofing and Siding	2,400	$1,400	May 2006

11861 Westline Industrial Drive Suite 800, St. Louis, Missouri, 63146	MSM Builders and Remodelers	2,674	$3,100	June 2007

14505 21st Avenue, Suite 206 Plymouth, Minnesota, 55447	WRS Inc.	4,977	$3,200	October 2008

598 South North Lake Blvd. Suite 1040 Altamonte Springs, Florida 32701	Sales Office	3,629	$4,300	November 2009

474 South North Lake Blvd. Suite 1016 Altamonte Springs, Florida, 32701	Production Office	5,151	$6,100	November 2006

2360 US #1 North Vero Beach, Florida, 32960	Vero Beach Office	7,800	$3,800	December 2006

(1) Monthly rent is rounded to the nearest $100.

Address	Facility	Square Footage	Monthly Rent (1)	Lease Expiration

1315 West 53rd Street Mangonia Park, Florida, 33407	West Palm Beach Office	9,752	$6,300	January 2008

3403 Hardy Street Hattisburg, Mississippi, 39403	Sales Office	2,821	$3,500	July 2006

4501 Hardy Street Hattisburg, Mississippi, 39403	Warehouse	4,700	$4,500	July 2006

3814 Veterans Avenue Suite 205 Metairie, Louisiana, 70055	Sales Office	620	$700	January 2007

7132 Zionsville Road Indianapolis, Indiana, 46268	Sales Office	3,600	$2,300	May 2009

Item 3.  Directors, Executive Officers and Significant Employees

The following table sets forth certain information with respect to executive officers, directors, key employees and advisors of the Company:

NAME	POSITION	OFFICER SINCE
Terry Kiefer	President and Chief Executive Officer	2004
Don Humphrey	Vice President	2004
Mark Noffke	Secretary and Chief Financial Officer	2004

Terry Kiefer has been the President and Chief Executive Officer of the Company since May 2004.  Mr. Kiefer is also the sole member of the Board of Directors of the Company.  Prior to the transaction that consolidated the Company’s subsidiaries, Mr. Kiefer owned ABC Roofing, First Class Builders and MSM Builders under the name of the Terry Kiefer Business Group.  He also owned Troy’s Roofing in New Orleans, Louisiana from January 2000 to December 2001.  Each of these companies is in the roofing and siding industry.  As owner, Mr. Kiefer was responsible for the daily operations and financial management of each company.  From 1999 to 2000, Mr. Kiefer worked as a sales representative of Midwest Timberoof in Burnsville, Minnesota where he was responsible for soliciting customer business.

Don Humphrey has been the Vice President of the Company since May 2004.  Prior to working for the Company, Mr. Humphrey was the general sales manager for the Terry Kiefer Business Group for 4 years where he was responsible for hiring and managing the sales force, conducting the marketing operations and managing the customer order flow.

Mark Noffke has been the Chief Financial Officer of the Company since May 2004.   From August 2003 until May 2004, Mr. Noffke was an investment banker at Striker Pacific Corporation where he conducted due diligence in various industries, such as waste recycling, forest products and automotive.  In addition, Mr. Noffke conducted acquisition analysis.  From September 1996 until August 2003, Mr. Noffke served as the Chief Financial Officer and as a Director of U.S. Forest Industries, Inc, a timber manufacturing company, where he developed the accounting infrastructure for the company.  From January 2002 to May 2004, Mr. Noffke was the Chief Financial Officer of Brands Shopping Networks, a publicly traded company currently known as United Fuel and Energy Corporation, that distributes fuel and lubricant products to customers in rural markets in the southwestern United States.  In this position, Mr. Noffke was responsible for raising capital and developing the accounting infrastructure.

Mr. Noffke is currently a board member of At Home Everyday, Inc., USFI Holdings, Inc., U.S. Forest Industries Investments, Inc. and Lutheran Home & Services, Inc.

Item 4.  Remuneration of Directors and Officers

The following compensation table sets forth all compensation paid by the Company to its executive officers and directors for the past two completed fiscal years:

Summary Compensation Table

					Long Term
		Annual Cash Compensation			Compensation
Name and Principal					Securities	All Other
Position	Year	Salary	Bonus		Stock Options	Compensation

Terry Kiefer	2004	$111,100	$6,000			$100,946
President, CEO	2005	$206,027	$60,339	(2)	—	$132,945	(3)

Don Humphrey	2004	$109,000	$71,000		5,000,000	$22,240
Vice President	2005	$159,472	$6,000	(4)		$10,240	(5)

Mark Noffke	2004	$63,808	$2,000		2,000,000	$330
CFO	2005	$150,000				$2,197

Stock Options and Long Term Incentive Plans

                    The Company’s Incentive Stock Option Award Agreement extends options to purchase an aggregate of 20,000,000 common shares of the Company at a price of $0.12 per share held by employees of the Company under the Equity Incentive Plan.  See Item 1 of Part II below for a summary of the options granted under the Equity Incentive Plan.

Employment Agreements

The Company does not currently maintain employment agreements with its officers and directors.

Item 5.  Security Ownership of Management and Certain Securityholders

                The following table sets forth as of June 30, 2006, the name and number of shares of the Company’s common stock, par value $0.001 per share, held of record by (i) each of the three highest paid persons who are officers and directors of the Company and (ii) all of the officers and directors as a group.  As of June 30, 2006 there are no shareholders who own more than 10% of any class of the Company’s securities, including those subject to outstanding options.

(1) Title of Class	(2) Name and address of owner	(3) Number of Shares	(4) % of Class

Common Stock	Terry Kiefer 999 North Main Street, Suite 202 Glen Ellyn, Illinois 60137	35,350,000	54%

Common Stock	Total Officers and Directors as a Group (1 Person)	35,350,000	54%

(2) Mr. Kiefer’s 2005 bonus is comprised of cash reimbursements for personal expenses, including, but not limited to, automotive maintenance, personal legal fees, monthly parking, and personal meals.

(3) Mr. Kiefer’s 2005 “all other compensation” is comprised of aggregate payments of $46,839 for personal out-of-state housing rental expenses in excess of what the Company reimburses for business expenses, aggregate payments of $82,956 for personal automobile expenses and a $3,150 contribution to his 401(k) plan.

(4) Mr. Humphrey’s 2005 bonus was comprised of three separate payments of $2,000 each.

(5) Mr. Humphrey’s 2005 “all other compensation” is comprised of aggregate payments of $10,240 for out-of-state housing rental expenses.

                The following table sets forth as of April 30, 2006 the name and title and amount of securities called for by options by (i) each of the three highest paid persons who are officers or directors of the Company and (ii) all of the officers and directors as a group.

Name of holder	Title and amount securities called for by options, warrants or rights	Exercise price	Date of Exercise
Donald Humphrey	Option to acquire 5,000,000 share of common stock	$0.12 per share	The options will be completely vested by January 1, 2007.

Mark Noffke	Option to acquire 2,000,000 share of common stock	$0.12 per share	The options will be completely vested by May 15, 2007.

Total Officers and Directors as a Group (2 People)	Option to acquire 7,000,000 share of common stock	$0.12 per share	The options will be completely vested by May 15, 2007.

Item 6.  Interest of Management and Others in Certain Transactions

                The Company’s CEO, Terry Kiefer, loaned an aggregate amount of $145,000 to the Company during the months of March 2006 through May 2006.  On May 24 and June 12, 2006 the Company repaid the entire loan to Mr. Kiefer.

Item 7.  Securities Being Offered

                The Company is not offering any capital stock, debt securities, warrants, rights or convertible securities, or any other kind of securities pursuant to this Form 10-SB.

PART II

Item 1.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

The Company’s common stock is principally traded on the Pink Sheets.  The common stock does not currently pay any dividend.

The following table presents the high and low bid prices for the Company’s common equity for each quarter within the last two fiscal years and the first quarter of 2006.  Quotations reflect inter-date prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Quarter Ended	High	Low

March 31, 2006	$0.27	$0.13

December 31, 2005	$1.36	$0.17

September 30, 2005	$2.52	$1.20

June 30, 2005	$0.61	$0.25

March 31, 2005	$0.60	$0.50

December 31, 2004	N/A	N/A

September 30, 2004	N/A	N/A

June 30, 2004	N/A	N/A

March 31, 2004	N/A	N/A

As of June 30, 2006, there are approximately 2,624 holders of record of the Company’s 65,624,876 outstanding shares of its common stock.

The Company maintains an Equity Incentive Plan under which key employees may be granted qualified and nonqualified options to purchase shares of the Company’s common stock.  The following table sets forth as of April 30, 2006 the Equity Incentive Plan under which equity securities of the Company are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity contribution plans (excluding securities reflected in column (a))
Plan category	(a)	(b)	(c)
Equity compensation plans approved by security holders	20,000,000	$0.12	0

Equity compensation plans not approved by security holders	0	N/A	0

Total	20,000,000	$0.12	0

Under the Equity Incentive Plan, the Company may issue options that constitute incentive stock options to employees and nonqualified options to participants as selected by the committee that administers the Equity

Incentive Plan.  No option may be exercised more than 10 years after the date of its grant.  Unless otherwise approved by the committee that administers the Equity Incentive Plan, no option may be exercised more than three months after the optionee’s termination from the Company.

Item 2.  Legal Proceedings

Convertible Promissory Note Dispute

A petition was filed in the County Court of Dallas County on March 22, 2006 by Trucolor, Inc. against the Company and others, including our Chief Executive Officer and Chief Fianancial Officer.  The petition, Trucolor, Inc. vs. National Storm Management, Inc.; National Storm Management Services, Inc.; Barron Moore Holdings, Inc.; Terry Kiefer; and Thomas Ljupce Bojadzijev, No. 06-2594-D, alleges fraud, negligent misrepresentation, civil conspiracy and breach of contract.  According to the petition, Barron Moore arranged a transaction between Trucolor and the Company in which the Company obtained a convertible promissory note from Trucolor in the amount of $1,000,000.  The terms of the promissory note allowed conversion of the debt into 5,000,000 shares of the Company at a value of $0.20 per share.  Trucolor alleges that the Company fraudulently diluted the existing shares of the Company’s stock thereby reducing the value of the stock to be received upon conversion of the promissory note.  Trucolor is seeking actual and special damages, consequential and incidental compensatory damages, and punitive damages.   The Company believes this claim is without merit and intends to vigorously defend itself.  Barron Moore has been dismissed from the suit and the Company has filed a countersuit, alleging, among other things, that Trucolor has committed securities fraud involving the Company’s common stock.  However, management is unable to predict the outcome of any litigation.

Debt Collection Dispute

                A complaint was filed in the Marion County Superior Court on May 25, 2006 by Shelter Distribution, Inc. against the Company and others.  The complaint, Shelter Distribution, Inc. fka West Roofing & Supply, L.P. fka West Roofing & Supply Company, Inc. vs. Pinnacle Roofing, Inc. and KSMS — Illinois, LLC d/b/a ABC Exteriors, alleges that the Company owes Shelter Distribution $290,600 for goods and/or services provided to the Company, together with interest at a rate of 18% per annum from the date of the action.  The Company intends to make arrangements with West Roofing & Supply to settle this complaint.

Federal Telephone Consumer Protection Act Dispute

                A complaint was filed in the District Court of the Fourth Judicial District Utah County on May 9, 2006 by Mark Hasson against the Company and others.  The complaint, Mark Hasson vs. A-Plus Lending Group, LLC, et al including National Storm Management, Inc., Case No. 060401449, alleges violations of the Federal Telephone Consumer Protection Act (TCPA), violations of the federal regulations promulgated thereunder, and violations of the Utah Telephone and Facsimile Solicitation Act (TFSA).  According to the complaint, on August 31, 2005, September 5, 2005 and September 8, 2005, the Company violated the TCPA, the regulations promulgated thereunder and the TFSA by willfully and knowingly using a telephone facsimile machine, computer, or other device to send an unsolicited advertisement to Mr. Hasson’s telephone facsimile machine.  Mr. Hasson is seeking statutory damages in the amount of $10,500.  The Company believes this claim is without merit and intends to vigorously defend itself.  However, management is unable to predict the outcome of any litigation.

Demand Letters Seeking Payment for Supplies

A complaint was filed in the County Court of Hinds County, Mississippi on March 14, 2006 by Roofing Supply Group, Inc., doing business as Roofing Supply Group — Jackson, against Pinnacle Roofing, Inc.  Roofing Supply Group is seeking more than $131,100 in damages from the Company.  A complaint was also filed in the Circuit Court of Montgomery County, Alabama on March 10, 2006 by North McDonough Properties, LLC, formerly known as Alabama Roofing Supply, LLC, against the Company.  The complaint alleges that the Company has failed to pay for material and supplies provided by Alabama Roofing Supply.  Alabama Roofing Supply is seeking actual damages in the amount of $55,600.  The Company has notified Roofing Supply Group — Jackson and Alabama Roofing Supply of the Company’s intent to make arrangements to pay both the amounts owed to them in full when the Company obtains additional financing.

Demand Letters Seeking Payment for Advertising

The Company received a demand letter dated September 2, 2005 from Palm Beach Newspapers, Inc. demanding payment in the amount of $27,400 for advertising fees.  The Company also received a claim from Yellow Book USA dated June 17, 2005 seeking payment in the amount of $20,000 for advertising fees.  The Company believes that it owes Palm Beach Newspapers and Yellow Book USA a portion, but not all, of the amounts demanded.  However, it is the Company’s belief that both Palm Beach Newspapers and Yellow Book extended the advertising service without the Company’s consent and the Company is disputing most of the amounts for which payment is being demanded.

Item 3.  Changes in and Disagreements with Accountants

                The Company’s principal independent accountant, LJ Soldinger, was dismissed on February 24, 2006.  The Company hired Gately & Associates, LLC to be its principal independent accountant on February 14, 2006.  The principal independent accountant’s report on the financial statements for each of the past two years did not contain an adverse opinion or disclaimer of opinion, or modification as to uncertainty, audit scope or accounting principals.  There were no disagreements with LJ Soldinger on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Item 4.  Recent Sales of Unregistered Securities

In August 2005, the Company issued 800,000 shares of restricted common stock in exchange for approximately $208,000 in services to be provided by consultants to the Company.  The Company believes this issuance of securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering, or under SEC Rule 506 of Regulation D.

On September 19, 2005 the Company relieved its liability obligation with TB & Associates through the issuances of 6,000,000 shares.

The Company entered into an agreement with Ischian Holdings, Ltd, a BVI International Business Company, to sell 1,313,903 shares at a price of $0.20 per share through a Regulation S filing.  The Company agreed to issue and sell common stock in an offshore transaction negotiated outside the U.S. and to be consummated and closed outside the U.S. This transaction was completed on December 16, 2005.

On December 28, 2005 the Company entered into an agreement to sell 1,000,000 restricted shares of common stock at a price of $0.15 per share to Nite Capital, L.P. This transaction also included common stock purchase warrants up to 1,000,000 shares at an exercise price of $0.20 per common share.  The Company believes this issuance of securities is exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering, or under SEC Rule 506 of Regulation D.

On February 9, 2006 the Company entered into an agreement with TJ Management Group, LLC, to sell 1,282,051 shares of common stock at $0.078 per share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act as set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas administrative Code and Regulations.

On March 8, 2006 the Company entered into an agreement with Diller Investments LLC to sell 5,000,000 shares of common stock at $0.10 per share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas Administrative Code and Regulations.

               On April 7 and April 10, 2006 the Company entered into an agreement with Mazuma Corp. to sell 1,422,987 shares of common stock at $0.056536 per share, net of legal fees funded from the proceeds of this transaction.  This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and utilizing Section 80A.15, Subdivision 2 of the State of Minnesota Administrative Code and Regulations for sale to Minnesota residents.

On April 24 and May 1, 2006 the Company entered into an agreement with Mazuma Corp. to sell 1,100,000 shares of common stock at $0.06 per share. This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and utilizing Section 80A.15, Subdivision 2 of the State of Minnesota Administrative Code and Regulations for sale to Minnesota residents.

On May 2, 2006, the Company entered into an agreement with TJ Management Group, LLC to sell 1,250,000 shares of common stock at $0.06 per share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas Administrative Code and Regulations.

On May 3, 2006, the Company entered into an agreement with Mazuma Corp. to sell 1,071,428 shares of common stock at $0.07 per share. This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and utilizing Section 80A.15, Subdivision 2 of the State of Minnesota Administrative Code and Regulations for sale to Minnesota residents.

On May 11, 2006, the Company entered into an agreement with Mazuma Corp. to sell 600,000 shares of common stock at $0.125 per share. This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and utilizing Section 80A.15, Subdivision 2 of the State of Minnesota Administrative Code and Regulations for sale to Minnesota residents.

On May 12, 2006 the Company entered into an agreement with TJ Management Group, LLC, to sell 476,190 shares of common stock at $0.105 per share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act as set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas Administrative Code and Regulations.

On May 19, 2006, the Company granted La Jolla Cove Investors, Inc. a warrant for the right to purchase up to 20,000,000 shares of the Company’s common stock for a premium of $500,000.  Upon exercising the warrant, La Jolla Cove Investors, Inc. shall pay the exercise price for the shares of common stock, such exercise price being the greater of (a) $0.001 per share or (b) 80% of the average of the five lowest volume weighted average prices of the Company’s common stock during the twenty trading days prior to the date of exercise.  La Jolla Cove Investors, Inc. may effect a cashless exercise by surrendering the warrant for a number of shares, as determined by the provisions of the warrant, on May 19, 2007.  The warrant expires on May 18, 2009. On June 26, 2006, La Jolla Cove Investors, Inc. partially exercised this warrant by purchasing 233,317 shares of common stock at $0.24 per share.

On May 31, 2006 the Company entered into an agreement with Diller Investments LLC to sell 4,000,000 shares of common stock at $0.05 per share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas Administrative Code and Regulations.

Item 5.  Indemnification of Directors and Officers

The Company’s charter provides that, to the fullest extent permitted by the Nevada Revised Statutes, an officer or director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages due to breach of fiduciary duty by such officer or director.  The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Company’s by-laws provide that we will indemnify our directors, officers and employees against any personal liability to the Company, our shareholders, or third persons for monetary damages for breach of fiduciary duty as director or officer.  However, the by-laws of the Company do not limit the liability of any director, officer, or, if applicable, employee for any breach of the director’s or officer’s duty of loyalty to the Company or our shareholders, for acts or omissions not in good faith or which involve intentional misconduct or known violation of law, illegal dividend declaration, or any transaction from which a director, officer or employee derived an improper benefit.  Indemnification permitted in connection with a proceeding is limited to reasonable expenses incurred in connection with the proceeding and any amounts paid in settlement of the proceeding.

The Company will not indemnify a director for any losses or expenses with respect to claims arising from an accounting of profits made from the purchase and sale by the director of the Company’s securities within the meaning of Section 16(b) of the Securities Exchange Act or for claims arising pursuant to Sections 304 or 306 of the Sarbanes-Oxley Act of 2002 or if a court determines that such indemnification is unlawful.

PART F/S

GATELY & ASSOCIATES, LLC

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders

National Storm Management, Inc.

Glen Ellyn, Illinois

We have audited the accompanying balance sheets of National Storm Management, Inc. as of December 31, 2005 and 2004, and the related statement of operations, equity and cash flows for the twelve months ended December 31, 2005 and 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Storm Management, Inc., as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the twelve months ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Gately & Associates

Gately & Associates, LLC

Altamonte Springs, FL

May 27, 2006

Financial Statements

Consolidated Balance Sheets for the fiscal years ended 2005 and 2004

Consolidated Statements of Income for the fiscal years ended 2005 and 2004

Consolidated Statements of Stockholders’ Equity for the fiscal years ended 2005 and 2004

Consolidated Statements of Cash Flows for the fiscal years ended 2005 and 2004

Notes to Financial Statements for the fiscal years ended 2005 and 2004

Consolidated Balance Sheet for the quarter ended March 31, 2006

Consolidated Statement of Income for the quarter ended March 31, 2006

Consolidated Statement of Cash Flow for the quarter ended March 31, 2006

Consolidated Statement of Stockholders' Equity for the quarter ended March 31, 2006

Notes to Financial Statements for the quarter ended March 31, 2006

National Storm Management, Inc.

Consolidated Balance Sheet

December 31,	2005	2004
Assets

Current Assets
Cash and cash equivalents	$41,150	$72,643
Accounts receivable (less allowance of $41,498 and $98,540 respectively)	664,984	1,386,271
Salesmen & Management advances	70,010	272,675
Inventories	165,076	429,452
Costs of uncompleted contracts in excess of related billings	554,410	97,065
Prepaid commissions	45,223	114,193
Other current assets	180,114	41,534

Total Current Assets	1,720,967	2,413,833

Property, Plant and Equipment, net	307,952	388,270
Intangibles	5,000	95,083
Deferred tax asset — net of valuation allowance	587,727	—
Other	97,004	43,600
Total Assets	$2,718,650	$2,940,786

Liabilities and Stockholders’ Equity

Current Liabilities
Billings on uncompleted contracts in excess of related costs	$789,281	$1,417,382
Accounts payable	1,654,690	1,145,426
Current portion on long term obligations	1,118,275	34,443
Other current liabilities	76,254	64,857
Deferred intangible payments	—	100,000

Total Current Liabilities	3,638,500	2,762,108
Non-Current Liabilities
Term loans, net of current portion	34,891	148,941
Other long—term obligation	—	500,000

Total Liabilities	3,673,391	3,411,049
Commitments and Contingencies
Stockholders’ Interest
Common stock, $.001 par value; 200,000,000 shares authorized; 49,113,903 and 34,000,000 shares issued and outstanding as of December 31, 2005 and 2004, respectively	49,114	34,000
Paid in capital	1,142,484	—
Accumulated deficit	(2,146,338)	(504,263)
Total Stockholders’ Equity	(954,740)	(470,263)

Total Liabilities and Stockholders’ Equity	$2,718,650	$2,940,786

See accompanying notes to financial statements

National Storm Management, Inc.

Consolidated Statements of Income

Year ended December 31,	2005	2004

Revenues	$15,153,760	$12,486,913

Operating Costs and Expenses
Material and direct labor costs	9,652,180	7,678,047
General and administrative expenses	7,477,402	4,142,123
Depreciation and amortization	202,889	397,795

Total Operating Costs and Expenses	17,332,471	12,217,965

Income from Operations	(2,178,711)	268,948

Other Income (Expense)
Interest expense	(91,222)	(5,303)
Cost associated with reorganization and merger	—	(171,291)
Impairment of advances — related party	—	—
Other, net	40,131	(20,331)

Total Other Income (Expense)	(51,091)	(196,925)

Income before Income Taxes	(2,229,802)	72,023

Provision (Benefit) for Income Taxes	(587,727)	6,071

Net Income	$(1,642,075)	$65,952

Pro Forma Information (Unaudited)
Income before Income Taxes	—	72,023
Pro forma tax provision	—	25,928

Pro forma Net Income	$(1,642,075)	$46,095

Basic earnings per common share	$(0.04)	$0.00

Basic weighted average common per share outstanding	42,245,088	34,000,000

See accompanying notes to financial statements

National Storm Management, Inc.

Consolidated Statements of Shareholder’s Equity

	Common Stock		Additional
		Par	Paid - In	Retained	Stockholders’
	Shares	Value	Capital	Earnings	Equity

Balance, January 1, 2004	25,751,670	$25,752	$—	$(314,052)	$(288,300)
Net income	—	—		65,952	65,952
Distributions paid — owners	—	—		(247,915)	(247,915)
Common stock issued upon
incorporation of NSMS, Inc.	8,248,330	8,248	—	(8,248)	—
Balance, December 31, 2004	34,000,000	$34,000	$—	$(504,263)	$(470,263)
Net income	—	—		(1,642,075)	(1,642,075)
Issuance of stock & stock options for professional fees	6,800,000	6,800	746,200	—	753,000
Acquisition of assets of N.S.M. Inc.	6,000,000	6,000	(1,000)		5,000
Common stock issued	2,313,903	2,314	397,284	—	399,598

Balance, December 31, 2005	49,113,903	$49,114	$1,142,484	$(2,146,338)	$(954,740)

See accompanying notes to financial statements

National Storm Management, Inc.

Consolidated Statements of Cash Flows

Year ending December 31,	2005	2004
Cash Flows from Operating Activities
Net income (loss)	$(1,642,075)	$65,952
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	202,889	397,795
Allowance for doubtful accounts	—	49,585
Deferred income tax benefit	(587,727)	—
Stock and stock options issued for professional fees	253,000	—
Changes in assets and liabilities
Accounts receivable, net	721,287	(561,035)
Advances	202,665	(247,137)
Inventories	264,376	(429,452)
Uncompleted contracts	(1,085,446)	1,185,456
Prepaid commissions and other assets	(140,325)	(140,009)
Accounts payable	479,210	602,006
Other current liabilities	11,397	(43,269)

Net cash provided by (used in) operating activities	(1,320,749)	879,892

Cash Flows from Investing Activities
Capital expenditures	(81,807)	(230,972)
Decrease in other long-term liabilities	(500,000)	—
Acquisition of intangibles	(100,000)	(311,355)

Net cash used in investing activities	(681,807)	(542,327)

Cash Flows from Financing Activities
Distributions paid — owners	—	(247,915)
Increase in note payable	1,000,000	—
Issuance of common stock	899,598	—
Principal proceeds (payments) for term loan	71,465	(17,007)

Net cash provided by (used) in financing activities	1,971,063	(264,922)

Net Increase (Decrease) in Cash and Cash Equivalents	(31,493)	72,643

Cash and Cash Equivalents, beginning of year	72,643	—

Cash and Cash Equivalents, end of year	$41,150	$72,643
Cash paid for taxes	$—	$864
Cash paid for interest	$91,222	$5,303

See accompanying notes to financial statements

National Storm Management, Inc.

Notes to Financial Statements

NOTE 1.  DESCRIPTION OF BUSINESS

National Storm Management, Inc. (the “Company”) is a Nevada corporation headquartered in Glen Ellyn, Illinois.  The Company is a storm restoration management firm specializing in residential home repair from the effects of wind and hail damage.  The Company focuses on residential wind and hailstorm restoration services to develop name recognition and reputation. Once established in a market, management expands its operations through the acquisition and/or development of “off-season” retail operations. The Company presently maintains offices in Glen Ellyn, Illinois, Columbus, Ohio, St. Louis, Missouri, Hattiesburg Mississippi, Minneapolis, Minnesota and Metairie, Louisiana as well as three offices in the State of Florida serving the Orlando, Vero Beach and West Palm Beach markets.

NOTE 2.  TRANSACTIONS OF THE COMPANY

National Storm Management Services, Inc. was formed on December 19, 2000.  National Storm Management, Inc., formerly 18th Letter Inc, was formed on March 12, 2002, as a New York corporation. This entity became a non-reporting shell company, defined as inactive, and publicly traded on an unsolicited basis, with minimal assets or liabilities. On September 10, 2004 the shareholders and Board of Directors approved a merger by and between The 18th Letter, Inc. , a New York corporation and The 18th Letter, Inc. Merger Sub (the “Surviving Entity”), a Nevada corporation. The merger was done for the sole and exclusive purpose of changing its domicile from New York to Nevada. All provisions extant in the Company’s constituent documents remained in force and affect the directors and officers of the Company remained in position or office.  The current shareholders of the Company became shareholders of the Surviving Entity with the same ownership, whether by shares or percentage, as held in the Company. Immediately upon the effectiveness of the merger the name of the company was approved to change to National Storm Management, Inc.

On February 24, 2005, Terry Kiefer, the Company’s current CEO, sold all 1,236,614 shares of National Storm Management Services, Inc.’s common stock to the Company in exchange for 34,000,000 newly issued shares of the Company’s common stock.  Concurrently with the Company’s purchase of National Storm Management Services, Inc., the former majority owner of the Company transferred 24,000,000 shares of the Company’s common stock to the Company in exchange for payment of $30,000 by Interim Capital Corp. and the Company cancelled these shares.  The remaining stockholders of the Company retained their 6,000,000 shares of common stock.  As a result of these transactions, the Company had 40,000,000 outstanding shares of common stock, Mr. Kiefer owned 85% of the Company, the remaining stockholders owned 15% of the Company and the Company became the sole owner of National Storm Management Services, Inc.  On the same day as the stock sale, the Company granted an option to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $0.75 to Shocker 100 Index, LP, in which Interim Capital Corp. is the general partner.

This acquisition by the Company of National Storm Management Services, Inc. was treated as a recapitalization of National Storm Management Services, Inc. and all equity transactions have been revised to reflect the recapitalization. As a result of the acquisition, the stockholder of National Storm Management Services, Inc. received 85% of the then issued and outstanding common stock of the Company on a fully diluted basis, which resulted in National Storm Management Services, Inc. being treated as the accounting acquirer and thus the operations and the financial statements of National Storm Management Services, Inc. prior to the acquisition have become those of the Company, the surviving legal entity.  National Storm Management Services, Inc. has seven subsidiaries as described below.

On September 21, 2004, National Storm Management Services, Inc.  acquired all of the outstanding stock of Pinnacle Roofing, Inc. (“Pinnacle”).  On December 1, 2004, the shareholders and members of KSMS-Illinois, LLC d/b/a ABC Exteriors, formerly d/b/a ABC Roofing, KSMS-Missouri, LLC d/b/a MSM Builders and Remodelers, KSMS-Minnesota, Inc. d/b/a MSM Builders & Remodelers, KSMS-Maryland, LLC d/b/a First Class Builders, KSMS-Ohio, LLC d/b/a First Class Roofing and Siding, and KSMS-Nebraska, Inc. consolidated their ownership into National Storm Management Services, Inc. in return for 8,248,330 shares of National Storm Management

Services, Inc. common stock.  The reorganization was structured as a tax free transfer among entities under common control.

In August 2003, KSMS-IL, LLC entered into an agreement with ABC Roofing, Inc. (“ABC”) to acquire the rights to use the name ABC Roofing and ABC’s telephone number and business license for a predetermined period ending in January 2005.  The purchase price was $100,000.  In addition, ABC was paid additional contingent compensation based on production totaling $159,748 in 2003 and 2004.  In August 2004, the parties agreed to terminate the previous agreement.  KSMS-IL, LLC was required to discontinue using the above name and obtain a new license effective January 2005.  In consideration of terminating the agreement and releasing KSMS-IL, LLC from all claims ABC was paid a total of $100,000.  All of the above payments were allocated to intangible assets.  As of December 31, 2004 and 2003, the National Storm Management Services, Inc.  owed ABC $50,000.  The balance was paid in January and February of 2005.  During 2003, the National Storm Management Services, Inc. opened an office in Columbus, Ohio and commenced operations in Ohio.

During 2004, the National Storm Management Services, Inc. entered into the Florida market place by purchasing the stock of Pinnacle Roofing, Inc. (“Pinnacle”).  As of the date of the acquisition, Pinnacle had only intangible assets, and no liabilities or operations.  During 2004 and 2005, the National Storm Management Services, Inc. paid $100,000 in a series of deferred acquisition payments.   National Storm Management Services, Inc. incurred an additional $16,000 of professional fees related to this acquisition.  All consideration and costs paid related to this acquisition were allocated to intangible assets which were acquired.  As of December 31, 2004, $50,000 of deferred acquisition payments remained outstanding.  This amount was paid in equal installments in February and May 2005.

On September 16, 2005 the Company executed an office and warehouse lease to begin operations in Hattiesburg, Mississippi. This location will be able to service the damage areas from Gulf Shores, Alabama, Biloxi, Mississippi to Slidell, Louisiana operating under the name of Pinnacle Roofing Inc. To compliment its operation in Mississippi the Company launched in 2006 an office in Metairie, Louisiana.

On October 19, 2005 the Company and Westurn Cedar Supply, Inc. signed a sales agreement for their respective subsidiaries, WRS, Inc. and Westurn Roofing and Siding, to perform residential restoration services in the Minneapolis area.  WRS, Inc. will provide the restoration services based on sales leads provided by Westurn Roofing and Siding.

NOTE 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management is responsible for the fair presentation of the Company’s consolidated financial statements, prepared in accordance with generally accepted accounting principles (GAAP).

The combination of the Company and National Storm Management Services, Inc. has been treated as a recapitalization of the Company. The company was the legal acquirer since it acquired a majority ownership interest in the Company. Consequently, the historical financial information included in the financial statements of the Company prior to February 24, 2005 is that of National Storm Management Services, Inc. Pro forma financial information is not presented since the combination is a recapitalization and not a business combination.

Pro Forma Information

As discussed previously, National Storm Management Services, Inc. consolidated the ownership by its shareholders and members of various commonly owned entities through a tax free exchange. Upon this reorganization, its capital structure changed to that of a corporation throughout. The change resulted in the Company retaining the tax benefit for the portion of the earnings generated subsequent to December 1, 2004, whereas the previous earnings were passed through to the National Storm Management Services, Inc. members and sub chapter S shareholders. Pursuant to Staff Accounting Bulletin Number13.2 “Pro forma Financial Statements and Earnings per Share” (“SAB 13.2”), a pro forma income statement has been presented which reflects the impact of the Company’s change in capital structure as if it occurred as of National Storm Management Services, Inc. inception This presentation reflects the Company generating a tax liability.

Consolidations

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated .

Cash and Cash Equivalents

The Company classifies as cash and cash equivalents amounts on deposit in the banks and cash temporarily in various instruments with original maturities of three months or less at the time of purchase. The Company’s cash management system is integrated within three separate banking institutions.    Outstanding checks of $87,000 and $91,000 are reflected as a component of accounts payable as of December 31, 2005 and 2004 respectively. Certain balances that are maintained outside of this system are invested in overnight money market instruments.

Accounts Receivable

An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential losses based on historical trends and known current factors influencing the Company’s customers. The majority composition of the receivables represents balances due from homeowners’ insurance companies. As settlements are reached with the insurance companies, any balances not collected become the responsibility of the homeowners. The Company places liens on customer’s homes when payment has been stretched beyond acceptable conditions.

Inventories

Inventories consist principally of roofing products and supplies which are valued at the lower of cost or market, using the first-in, first-out method.

Property, Plant and Equipment; Depreciation and Amortization

Property, plant and equipment are stated at cost less accumulated depreciation.  Expenditures for maintenance and repairs are charged to income as incurred.  Additions, improvements and major replacements that extend the life of the asset are capitalized.  The cost and accumulated deprecation and amortization related to assets sold or retired are removed from the accounts and any gain or loss is credited or charged to income in the period of disposal.

For financial reporting purposes, depreciation and amortization is provided on the straight-line method over the estimated useful lives of depreciable assets.  Financial reporting provisions for depreciation and amortization are generally based on the following annual rates and estimated useful lives:

Type of Asset	Rates	Years

Machinery and equipment	6 - 33%	3 - 15 years

Leasehold improvements (or life of lease where applicable)	20 - 50%	2 - 5 years

Intangible Assets

The Company follows the guidance of SFAS No. 142, “Goodwill and Other Intangible Assets” in 2002.  Accordingly, the intangible assets acquired by the Company are amortized on a straight-line basis, over their contractual lives of between one and two years.

Amortization expense for 2005 and 2004 was $90,083 and $333,494, respectively.

Intangible assets consisted of the rights to use the business licenses of ABC and Pinnacle and other intangibles as follows:

	2005	2004

License	$476,082	$476,082
Other	5,000	5,000
Less
Accumulated amortization	(476,082)	(385,999)

	$5,000	$95,083

Income Taxes

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. The deferred tax asset of $587,727 as of December 31, 2005 consisted primarily of the income tax benefits from net operating losses. A valuation allowance has been recorded to partially offset the deferred tax asset as the Company believes it is more likely than not that the assets will be utilized. Significant components of the benefit for income taxes for the year ended December 31, 2005 are as follows:

2005
Current
Federal	$—
State	—
—
Deferred
Federal	(587,727)
State	—

Income tax expense (benefit)	$(587,727)

At December 31, 2005, the Company had federal tax net operating loss carry forwards of approximately $2,154,000. The federal and state tax loss carry forwards will begin to expire in 2015, unless previously utilized.

At December 31, 2005 deferred tax assets were recorded in the accompanying financial statements. The Company’s effective tax rate differs from the statutory rates associated with taxing jurisdictions because of permanent and temporary timing differences as well as a valuation allowance.

Pursuant to Internal Revenue Code Section 382, the Company’s use of its net operating loss carry forwards may be limited as a result of cumulative changes in ownership of more than 50% over a three year period

Revenue Recognition

The Company recognizes construction contract revenues using the percentage-of-completion method, based on contract costs incurred to date compared with total estimated contract costs. The Company had previously recognized revenues on the completed-contract method.  That method was used because the typical contract is completed in three months or less with the actual performance of the services usually taking a week or less to complete, and financial position and results of operations in previous years did not vary significantly from those that would result using the percentage-of-completion method. However, this method has been changed to the percentage-of-completion method as a result of the material difference in 2005 from the completed contract method.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor and supplies.  General and administrative costs are charged to expense as incurred.  Losses on uncompleted contracts are charged in the period in which such losses are determined.

Costs in excess of amounts billed are classified as current assets under costs in excess of billings on uncompleted contracts.  Billings in excess of costs are classified under current liabilities as billings in excess of costs on uncompleted contracts.

Employee Benefits

During 2004 the Company adopted a defined contribution plan and a 401(k) plan with participation available to all employees.   The Company matches $.50 for each dollar of employee contributions in the 401(k) plan and funds all contributions with cash.  The cost of this plan was $13,207 in 2005 and $2,794 in 2004.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual outcomes may differ from those estimates.  Estimates are used in the determination of allowances for doubtful accounts, depreciation and amortization, percentage of contract completion, the valuation for non-cash issuances of common stock employee benefit plan, income taxes and contingencies, among others.

Fair Value of Financial Instruments

The carrying amount of current assets and liabilities approximates fair value due to the relatively short maturity of these items.

NOTE 4.  INVENTORIES

Inventories include the following as of December 31, 2005 & 2004 respectfully:

December 31,	2005	2004

Roofing	$165,076	$429,452
Other (supplies, nails and vents)	—	—

Total inventories	$165,076	$429,452

NOTE 5.  UNCOMPLETED CONTRACTS

Amounts associated with uncompleted contracts which relate to recoverable costs and accrued profits not yet billed on contracts in process are classified as current assets, billings on uncompleted contracts in excess of incurred cost and accrued profits are classified as current liabilities. These costs and billings on uncompleted contracts are summarized as follows:

	2005	2004

Costs of Uncompleted Contracts in Excess of Related Billings

Costs incurred on uncompleted contracts	$878,063	$173,774
Billings incurred on uncompleted contracts	(323,653)	(76,709)

Costs of uncompleted contracts in excess of related billings	554,410	97,065

Billings on Uncompleted Contracts in Excess of Related Costs

Billings incurred on uncompleted contracts	$960,606	$1,502,769
Costs incurred on uncompleted contracts	(171,325)	(85,387)

Billings on uncompleted contracts in excess of related costs	$789,281	$1,417,382

NOTE 6.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following as of December 31:

December 31,	2005	2004

Machinery and equipment	$44,325	$23,786
Leasehold improvements and office equipment	272,313	202,617
Vehicles	151,150	244,642

Total property, plant and equipment	467,788	471,045

Less accumulated depreciation	(159,836)	(82,775)

Property, plant and equipment, net	$307,952	$388,270

Total depreciation expense amounted to $112,805 and $64,301 for the years ended December 31, 2005 and 2004, respectively.

NOTE 7.  LONG-TERM DEBT

Long-term debt includes the following as of December 31:

December 31,	2005	2004

Note Payable	$1,000,000	$—
Vehicle term loans (Interest rates vary between 3.9 - 8.75%)	53,166	183,384
Vendor note payable	100,000
Less current maturities of long-term debt	(1,118,275)	(34,443)

Total long term debt	$34,891	$148,941

Note payable

The Company entered into a bridge loan agreement for $1,000,000 private placement on September 2, 2005. Interest is computed at 6% per annum. This private placement initially is a convertible note that requires the Company to register 5,000,000 shares of stock through a 504 transaction within the state of Nevada to convert this note.  Upon failure to use best efforts to procure this registration, the note becomes convertible the later of October 31, 2005 or the 504 Nevada registration.

Vehicle Term Loans

The vehicle term loans represent vehicle-financing packages provided by Ford Credit and Chrysler Financial Corporation in which the Company purchased vehicles for its operations.  The loans mature in August 2008 and December 2009 and are secured by the vehicles.

Vendor Note Payable

On October 12, 2005 the Company’s Pinnacle Roofing subsidiary entered into a promissory note with Gulfeagle Supply, Inc to periodically pay for certain roofing material and supply purchases that had exhausted its payment terms. This is a six month note that has an expiration date of April 25, 2006.

Maturities on long-term debt are as follows:

2006	$1,118,275
2007	19,484
2008	15,407
2009	—
2010	—

Total maturities on long-term debt	$1,153,166

Non-cash Investing and Financing Transaction:

In August 2003, the Company entered into two vehicle installment purchase agreements with Ford Motor Company and Chrysler Financial respectively to finance two dual axel pickup trucks for $92,695.

In December 2004, the Company entered into an $111,547 installment purchase agreement with Mercedes-Benz Credit to finance a vehicle. Subsequently, in September 2005 the Company transferred this liability to an officer of the Company. The transferred liability represented a non cash source of $101,683.

NOTE 8.  INCOME TAXES

A reconciliation of the statutory income tax rates and the Company’s effective tax rate is as follows:

Year Ended December 31,	2005

Statutory U.S. federal rate	-34.00%
Permanent differences	-.34%
Timing differences	-3.30%
Valuation allowance	11.29%

Provision for income tax expense(benefit)	-26.35%

Through December 1, 2004, the date of the National Storm Management Services, Inc. reorganization, the operating entities were non-taxable entities for federal tax purposes.  As of the date of the reorganization, the operating entities non-taxable status was terminated and will be subject to federal income tax in future periods.

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:

December 31,	2005

Deferred tax assets:
Loss carry forwards	$732,533
Other	107,077
Gross deferred tax assets	839,610

Valuation allowance	(251,883)

$587,727

As of December 31, 2005, the Company recorded a valuation allowance of $251,883 related to the deferred tax assets.

Income taxes for 2004 for National Storm Management Services, Inc. have not been provided for as the operating entities were separate LLC’s taxed as a partnership before the reorganization and reported all income and expenses on separate partnership tax returns. Under those provisions, National Storm Management Services, Inc. had no liability. Instead the owners of National Storm Management Services, Inc. are liable for income taxes on the respective share of National Storm Management Services, Inc. taxable income.

NOTE 9.  LEASES

The Company leases certain buildings, machinery and equipment under operating leases which generally require the Company to pay taxes, insurance and maintenance expenses related to the leased property.  The leases for office and warehouse space all have lease extension renewal options for an added two to three years at fair market rent values.  Office equipment leases are classified as operating lease and have a term of three to five years.  The Company believes that in the normal course of business, leases will be renewed or replaced by other leases.  Total rental expense for all operating leases, including those with duration of less than one year, was $727,208 and $286,438 in 2005 and 2004, respectively.

Future minimum lease payments as of December 31, 2005 under operating leases having initial or remaining noncancellable terms in excess of one year are as follows:

Year ending December 31, 2005	Operating Leases

2006	$548,821
2007	207,961
2008	108,272
2009	51,783
2010	—
Thereafter	—

Total minimum lease payments	$916,838

The Company transferred a vehicle operating lease to one of the officers of the Company, in September of 2005. This represented a reduction in the total minimum lease payments of $153,099.

NOTE 10.  BACKLOG

The following schedule summarizes changes in backlog on contracts during the year ended December 31, 2005.  Backlog represents the amount of revenue the Company expects to realize from uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun:

Backlog balance at December 31, 2004	$4,906,911
New contracts during the year ended December 31, 2005	12,935,468
Less contract revenues earned during the year
December 31, 2005	(15,153,760)

Backlog balance at December 31, 2005	$2,688,619

NOTE 11.  COMMITMENTS AND CONTINGENCIES

The Company received a Claim Form from Yellow Book USA dated June 17, 2005 seeking payment in the amount of $20,100 for advertising fees.  The Company also received a demand letter dated September 2, 2005 from Palm Beach Newspapers, Inc. demanding payment in the amount of $27,400 for advertising fees.  The Company acknowledges that is owes Palm Beach Newspapers and Yellow Book USA a portion, but not all, of the amounts demanded.  However, it is the Company’s belief that both Palm Beach Newspapers and Yellow Book extended the advertising service without the Company’s consent and the Company is disputing most of the amounts for which payment is being demanded.

A complaint was filed in the Circuit Court of Montgomery County, Alabama on March 10, 2006 by North McDonough Properties, LLC, formerly known as Alabama Roofing Supply, LLC, against the Company.  The complaint alleges that the Company has failed to pay for material and supplies provided by Alabama Roofing Supply.  Alabama Roofing Supply is seeking actual damages in the amount of $55,600.  A complaint was also filed in the County Court of Hinds County, Mississippi on March 14, 2006 by Roofing Supply Group, Inc., doing business as Roofing Supply Group — Jackson, against Pinnacle Roofing, Inc.  Roofing Supply Group is seeking more than $131,100 in damages from the Company.  The Company has notified Roofing Supply Group — Jackson and Alabama Roofing Supply of the Company’s intent to make arrangements to pay each the amounts owed to them in full when the Company obtains additional financing. Have been in contact with their attorney over the last several weeks, and are working on payment arrangements. Warrant premium will cover entire balance.

A petition was filed in the County Court of Dallas County on March 22, 2006 by Trucolor, Inc. against the Company, National Storm Management Services, Inc., Barron Moore Holdings, Inc., Terry Kiefer and Thomas Bojadzijev.  The petition alleges that Barron Moore arranged a transaction between Trucolor and the Company in which the Company obtained a convertible promissory note from Trucolor in the amount of $1,000,000.  The terms of the promissory note allowed conversion of the debt into 5,000,000 shares of the Company at a value of $0.20 per share.  Trucolor alleges that the Company fraudulently diluted the existing shares of the Company’s stock thereby reducing the value of the collateral to secure the promissory note.  Trucolor is seeking actual and special damages, consequential and incidental compensatory damages, and punitive damages.  The Company believes this claim is without merit and intends to vigorously defend itself.  However, management is unable to predict the outcome of any litigation.

A complaint was filed in the District Court of the Fourth Judicial District Utah County on May 9, 2006 by Mark Hasson against the Company and others.  The complaint, Mark Hasson vs. A-Plus Lending Group, LLC, et al including National Storm Management, Inc., Case No. 060401449, alleges violations of the Federal Telephone Consumer Protection Act (TCPA), violations of the federal regulations promulgated thereunder, and violations of the Utah Telephone and Facsimile Solicitation Act (TFSA).  According to the complaint, on August 31, 2005, September 5, 2005 and September 8, 2005, the Company violated the TCPA, the regulations promulgated thereunder and the TFSA by willfully and knowingly using a telephone facsimile machine, computer, or other device to send an unsolicited advertisement to Mr. Hasson’s telephone facsimile machine.  Mr. Hasson is seeking statutory damages in the amount of $10,500.  The Company believes this claim is without merit and intends to vigorously defend itself.  However, management is unable to predict the outcome of any litigation.

A complaint was filed in the Marion County Superior Court on May 25, 2006 by Shelter Distribution, Inc. against the Company and others.  The complaint, Shelter Distribution, Inc. fka West Roofing & Supply, L.P. fka West Roofing & Supply Company, Inc. vs. Pinnacle Roofing, Inc. and KSMS — Illinois, LLC d/b/a ABC Exteriors, alleges that the Company owes Shelter Distribution $290,600 for goods and/or services provided to the Company, together with interest at a rate of 18% per annum from the date of the action.  The Company intends to make arrangements with West Roofing & Supply to settle this complaint.

NOTE 12.  SIGNIFICANT CUSTOMERS AND SUPPLIERS

The Company derives a significant portion of its revenue from operations in Minnesota.  The Minnesota revenue is heavily dependent upon an agreement with Westurn Cedar Supply, Inc. (Westurn).  Under the agreement, the Company is able to solicit storm restoration customers via phone and door-to-door solicitations under the licensed trade name of Westurn Roofing & Siding.  The Company pays Westurn a fee for the ability to use this trade name.

Temporary shortages or disruptions in the supply of materials or the availability of transportation can occur from time to time from a variety of causes.  In addition, The supply of roofing labor is sensitive to economic and competitive conditions and demand for roofing services.

NOTE 13.  RECLASSIFICATIONS

Certain amounts reported in previous years have been reclassified to conform to the fiscal 2005 presentation. These reclassifications had no impact on reported net income.

NOTE 14.  EMBEZZLEMENT

Included in other income (expense), as disclosed below, are amounts related to the misappropriation of funds by the Company’s former Ohio and Maryland operation bookkeeper. The Company discovered the embezzlement during an internal audit of records in early March of 2004. Other individuals colluded in the scheme with the former bookkeeper. . The Company has taken steps to segregate duties and implement controls in an effort to avoid problems such as this type from reoccurring. The Franklin County Court found the bookkeeper guilty of theft and awarded the Company $30,000 in restitution payments over a four-year period. The Company is working diligently with the Franklin County Ohio Prosecutors Office in regards to the other individuals.

	2005	2004

Employee	$—	$18,533
Restitution	(340)	(14,975)
Others	—	39,291

Total	$(340)	$42,849

NOTE 15.  MATERIAL CONTRACTS

In conjunction with the merger, the Company granted an option to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $0.75 per share for a period of three years, to Shocker 100 Index, LP, a limited partnership, in which Interim Capital Corp. is the general partner.  The option was granted for investment banking services provided by Interim Capital Corp related to the merger.   See also a description of the agreement between the Company and Westurn Cedar Supply, Inc. described in Note 12 above.

NOTE 16.  SEGMENT REPORTING

The Company considers itself to be operating in one business segment, the exterior repair and remodeling construction business. This activity represents essentially all of the significant revenue generated by the Company.

NOTE 17.  CAPITAL STOCK ACTIVITY

The Company’s Articles of Incorporation authorizes the issuance of 200,000,000 shares of common stock, $0.0001 par value per share, of which 49,113,903 were outstanding as of December 31, 2005.

On February 24, 2005, Terry Kiefer, the Company’s current CEO, sold all 1,236,614 shares of National Storm Management Services, Inc.’s common stock to the Company in exchange for 34,000,000 newly issued shares of the Company’s common stock.  Concurrently with the Company’s purchase of National Storm Management Services, Inc., the  former majority owner of the Company transferred 24,000,000 shares of the Company’s common stock to the Company in exchange for payment of $30,000 by Interim Capital Corp. and the Company cancelled these shares.  The remaining stockholders of the Company retained their 6,000,000 shares of common stock.  As a result of these transactions,  the Company had 40,000,000 outstanding shares of common stock, Mr. Kiefer owned 85% of the Company, the remaining stockholders owned 15% of the Company and the Company became the sole owner of National Storm Management Services, Inc.  On the same day as the stock sale, the Company granted an option to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $0.75 to Shocker 100 Index, LP, in which Interim Capital Corp. is the general partner.

This acquisition by National Storm Management, Inc. (formerly  18th letter Inc) of National Storm Management Services, Inc. was treated as a recapitalization of National Storm Management Services, Inc. and all equity transactions have been revised to reflect the recapitalization. As a result of the acquisition, the stockholders of National Storm Management Services, Inc. received 85% of the then issued and outstanding common stock of the Company on a fully diluted basis, which resulted in National Storm Management Services, Inc. being treated as the accounting acquirer and thus the operations and the financial statements of National Storm Management Services, Inc. prior to the acquisition have become those of the Company.

Stock Options, warrants or similar securities

In conjunction with the stock sale, the Company granted an option to purchase 2,000,000 shares of the Company’s common stock at an exercise price of $0.75 per share for a period of three years, to Shocker 100 Index, LP, and a limited partnership, in which Interim Capital Corp. is the general partner.  The option was granted for investment banking services previous by Interim Capital Corp related to stock sale.  In addition, 18,000,000 shares of the Company’s common stock are reserved for issuance under a nonqualified stock option plan was adopted on May 1, 2005.

In August 2005, the company issued 800,000 shares of restricted common stock in exchange for approximately $208,000 in services to be provided by consultants to the company.  The Company believes this issuance of securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering, or under Rule 506 of Regulation D promulgated under the Securities Act

On September 19, 2005 the Company relieved its liability obligation with TB & Associates through the issuances of 6,000,000 shares. The Company had recorded this liability as other long term liability.

The Company entered into an agreement with Ischian Holdings, Ltd, a BVI International Business Company, to selling stock through a Regulation S filing. The Company agreed to issue and sell common stock in an offshore transaction negotiated outside the U.S. and to be consummated and closed outside the U.S. This transaction was terminated on September 21, 2005. To date the Company has sold 1,313,903 common shares.

On December 28, 2005 the Company entered into agreement to sell 1,000,000 restricted common stock at a price of $0.15 per common share to Nite Capital, L.P. This transaction also included common stock purchase warrants up to 1,000,000 shares at a strike price of $0.20 per common share. The Company believes this issuance of securities is exempt from the registration requirements of the Securities Act of 1933, as amended, under Section 4(2) of the Act as transactions by an issuer not involving any public offering, or set forth under SEC Rule 506 of Regulation.

On February 9, 2006 the Company entered into an agreement with TJ Management Group, LLC, to sell 1,282,051 shares of unrestricted common stock at $0.078 per common share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Act set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas administrative Code and Regulations.

On March 8, 2006 the Company entered into an agreement with Diller Investments LLC to sell 5,000,000 shares of unrestricted common stock at $0.08 per common share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Act of set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas administrative Code and Regulations.

On April 7 and 10, 2006 the Company entered into an agreement with Mazuma Corp to sell 1,422,987 shares of unrestricted common stock at $0.056536 per common share. This was net of legal fees funded from the proceeds of this transaction. This offering was conducted in reliance upon the exemption from the registration requirements of the Act set forth under SEC Rule 504 of Regulation D, utilizing the State of Minnesota Administrative Code and Regulations for sale to Minnesota resident(s) as defined.

NOTE 18.  UNAUDITED SUBSEQUENT EVENTS

On April 24 and May 1, 2006 the Company entered into an agreement with Mazuma Corp. to sell 1,100,000 shares of common stock at $0.06 per share. This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and utilizing Section 80A.15, Subdivision 2 of the State of Minnesota Administrative Code and Regulations for sale to Minnesota residents.

On May 2, 2006, the Company entered into an agreement with TJ Management Group, LLC to sell 1,250,000 shares of common stock at $0.06 per share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas Administrative Code and Regulations.

On May 3, 2006, the Company entered into an agreement with Mazuma Corp. to sell 1,071,428 shares of common stock at $0.07 per share. This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and utilizing Section 80A.15, Subdivision 2 of the State of Minnesota Administrative Code and Regulations for sale to Minnesota residents.

On May 11, 2006, the Company entered into an agreement with Mazuma Corp. to sell 600,000 shares of common stock at $0.125 per share. This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and utilizing Section 80A.15, Subdivision 2 of the State of Minnesota Administrative Code and Regulations for sale to Minnesota residents.

On May 12, 2006 the Company entered into an agreement with TJ Management Group, LLC, to sell 476,190 shares of common stock at $0.105 per share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act as set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas Administrative Code and Regulations.

On May 19, 2006, the Company granted La Jolla Cove Investors, Inc. a warrant for the right to purchase up to 20,000,000 shares of the Company’s common stock for a premium of $500,000.  Upon exercising the warrant, La Jolla Cove Investors, Inc. shall pay the exercise price for the shares of common stock, such exercise price being the greater of (a) $0.001 per share or (b) 80% of the average of the five lowest volume weighted average prices of the Company’s common stock during the twenty trading days prior to the date of exercise.  La Jolla Cove Investors, Inc. may effect a cashless exercise by surrendering the warrant for a number of shares, as determined by the provisions of the warrant, on May 19, 2007.  The warrant shall expire on May 18, 2009.

On March 31, 2006 the Company entered into an agreement with Diller Investments LLC to sell 4,000,000 shares of common stock at $0.05 per share.  This offering was conducted in reliance upon the exemption from the registration requirements of the Securities Act set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas Administrative Code and Regulations.

NOTE 19.  RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB revised FAS 123 through the issuance of FAS No. 123-R “Share Based Payment”, revised (“FAS 123-R”).  FAS 123-R is effective for the Company commencing July 1, 2005.  FAS 123-R, among other things, eliminates the alternative to use the intrinsic value method of accounting for stock based compensation and requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions).

The fair value based method in FAS 123-R is similar to the fair-value-based method in FAS 123 in most respects, subject to certain key differences.  Because there are no remaining unvested ABP25 grants as of the adoption date and management does not believe that there will be significant change in the valuation methodologies, the Company does not anticipate that the adoption of FAS 123-R will have a material impact on the financial position or results of operations of the Company.

NOTE 20.  CORRECTED FINANCIAL REPORT

The Company misstated a long-term contractual obligation that had been incurred by its KSMS- Missouri LLC subsidiary in 2001 for investment banking related services.  This convertible consulting agreement came to the attention of the Company in September of 2005.

National Storm Management, Inc.

CONSOLIDATED BALANCE SHEET

March 31, 2006

	Unaudited	Audited
	2006	2005
	March 31,	December 31,
ASSETS
Current assets:
Cash	$888	$41,150
Accounts receivable (less respective allowances)	698,999	664,984
Inventories	149,202	165,076
Management & Salesman Advances	47,319	70,010
Cost in excess of billings	480,176	554,410
Prepaid Expenses	49,874	45,223
Other current assets	155,121	180,114
Total current assets	$1,581,579	$1,720,967

Property, plant and equipment	$477,086	$467,788
Less: Accumulated depreciation and amortization	172,073	159,836
Property, plant and equipment - net	305,013	307,952

Goodwill	5,000	5,000
Deferred tax asset - net of valuation allowance	848,727	587,727
Other	96,004	97,004
Total assets	$2,836,323	$2,718,650

LIABILITIES AND STOCKHOLDER EQUITY
Current liabilities:
Current maturities of long-term debt	$1,103,613	$1,118,275
Accounts payable - trade	1,780,073	1,654,690
Other current liabilities	112,309	76,254
Deferred intangible payments	—	—
Billings in excess of costs	870,205	789,281
Total current liabilities	$3,866,200	$3,638,500

Non-current Liabilities:
Term loan, net of current portion	$26,946	$34,891
Other long-term obligations	107,500	—
Total long term debt	$134,446	$34,891

Long-term deferred tax liability	$—	$—
Commitments and contingencies	—	—
Total liabilities	$4,000,646	$3,673,391
Stockholder Equity:

Common Stock 55,470,954 and 49,113,903 issued and outstanding	55,471	49,114
Additional paid in capital	1,539,368	1,142,484
Retained earnings (deficit)	(2,759,162)	(2,146,339)
Total Liabilities and Stockholders’ Equity	$2,836,323	$2,718,650

* These financial statements and notes thereto present fairly, in all material respects, the financial position of the company and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States, consistently applied and hereby audited and certified by
Terry Kiefer, President for National Storm Management, Inc.

National Storm Management, Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

March 31, 2006

** UNAUDITED **

	Three Months Ended March 31,
	2005	2004
REVENUES:
Net trade sales	$2,294,510	$4,988,781

OPERATING COST AND EXPENSES:
Cost of product sold	$1,526,934	$3,055,100
Selling, administrative, and general	1,593,053	1,667,840
Depreciation and amortization	12,237	70,451
	$3,132,224	$4,793,391

INCOME FROM OPERATIONS	$(837,714)	$195,390

Interest expense	(29,078)	(1,351)
Costs associated with reorganization and merger	—	—
Other income (loss)	1,210	322

Income before income taxes and extraordinary gain	$(865,582)	$194,361
Provision (Benefit) for income taxes	(252,758)	—

NET INCOME (LOSS)	$(612,824)	$194,361

Basic Earnings per Share:
Weighted -average shares	$(0.01)	$0.00
Effective of dilutive shares	0.00	—
Net earnings (loss)	$(0.01)	$0.00

* These financial statements and notes thereto present fairly, in all material respects, the financial position of the company and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States, consistently applied and hereby audited and certified by
Terry Kiefer, President for National Storm Management, Inc.

National Storm Management, Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

March 31, 2006

** UNAUDITED **

(dollars in thousands)

	Three Months Ended March 31, 2006
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(612,824)	$194,361

Adjustments to reconcile net income / (loss) to net cash provided by (used for) operating activities:
Depreciation, and amortization	12,237	70,451
Allowance for doubtful accounts	—	—
Deferred tax benefit	(261,000)	—
Stock and stock options issued for professional fees	9,375	—
Changes in components of working capital:	—	—
(Increase) decrease in accounts receivable - net	(34,015)	43,846
(Increase) decrease in inventories	15,874	255,902
(Increase) decrease in advances	22,691	(53,295)
(Increase) decrease in other current assets	155,158	(749,020)
Increase (decrease) in cost in uncompleted contracts	21,342	(38,346)
Increase (decrease) in accounts payable	125,383	397,136
Increase (decrease) in other current liabilities	36,055	(43,391)
Other, net	—	—
Net cash provided by (used for) operating activities	$(509,724)	$77,644

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital expenditures	$(9,298)	$(42,604)
Proceeds from dispositions of property, plant and equipment	—	—
Increase (decrease) in other long-term liabilities	107,500	—
Business acquisition	—	(75,001)
Net cash provided by (used in) investing activities	$98,202	$(117,605)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions paid owner	$—	$—
Issuance of common stock	393,867	30,000
Increase (decrease) in term loan	(22,607)	(4,810)
Increase (decrease) in Note payable	—	—
Net cash provided by (used in) financing activities	$371,260	$25,190

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(40,262)	$(14,771)
Cash and cash equivalents, beginning of period	41,150	72,643
Cash and cash equivalents, end of period	888	57,872
	$—	$—

Cash interest paid for the periods presented:	$29,078	$1,351
Cash taxes paid for the periods presented:	$—	$—

* These financial statements and notes thereto present fairly, in all material respects,

 the financial position of the company and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States, consistently applied and hereby audited and certified by

Terry Kiefer, President for National Storm Management, Inc.

National Storm Management, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

March 31, 2006

** UNAUDITED **

		Common Stock	Additional	Retained	Stockholders
	Shares	Par Value	Paid in Capital	Earnings	Equity
Balance, January 1, 2004	25,751,670	$25,752		$(314,052)	$(288,300)
Net income				65,952	65,952
Dividends paid – owners discretionary draw				(247,915)	(247,915)
Common stock issued in connections with new entities	8,248,330	8,248		(8,248)	—
Balance, December 31, 2004	34,000,000	$34,000		$(504,263)	$(470,263)
Issuance of stock options for professional fees	6,800,000	6,800	746,200		753,000
Acquisition of assets of N.S.M. Inc	6,000,000	6,000	(1,000)	—	5,000
Common stock issued	2,313,903	2,314	397,284	—	399,598
Net income				(1,642,075)	(1,642,075)
Balance, December 31, 2005	49,113,903	$49,114		(2,146,338)	$(954,740)
Issuance of stock options for professional fees	—	—	—	—	—
Common stock issued	6,357,051	6,357	396,884	—	403,241
Net income				(612,824)	(612,824)
Balance, March 31, 2006	55,470,954	$55,471	$396,884	$(2,759,162)	$(1,164,323)

* These financial statements and notes thereto present fairly, in all material respects,

 the financial position of the company and the results of its operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States, consistently applied and hereby audited and certified by

Terry Kiefer, President for National Storm Management, Inc.

National Storm Management, Inc. and subsidiaries

March 31, 2006 notes to financial statements

Note 1 – Basis of presentation

The accompanying consolidated balance sheet as of March 31, 2006, the consolidated statements of operations and cash flows for the three month ended March 31, 2006 and 2005 and the consolidated statement of changes in stockholders’ equity for the three months ended March 31, 2006 are unaudited. The data disclosed in the notes to the consolidated financial statements for those periods is also unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the position of the interim period. Interim operating results are not necessarily indicative of results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations relating to the interim financial statements.

The combination of the Company and National Storm Management Services, Inc. has been treated as a recapitalization of the Company. The Company was the legal acquirer since it acquired a majority ownership interest in the Company. Consequently, the historical financial information included in the financial statements of the Company prior to February 24, 2005 is that of National Storm Management Services, Inc. Pro forma financial information is not presented since the combination is a recapitalization and not a business combination.

The Company completed the acquisition on February 24, 2005 through the exchange of 1,236,614 shares of National Storm Management Services, Inc. and a payment of $30,000 for the issuance of 34,000,000 shares of National Storm Management, Inc. (formerly known as 18th Letter Inc.) and the subsequent cancellation of 24,000,000 shares from the previous majority owner of National Storm Management, Inc. This brought the total common stock outstanding to 40,000,000 shares.

This combination of National Storm Management, Inc. (formerly 18th letter Inc) and National Storm Management Services, Inc. was treated as a recapitalization of National Storm Management Services, Inc. and all equity transactions have been revised to reflect the recapitalization. As a result of the merger, the shareholders of National Storm Management Services, Inc. received approximately 85% of the then issued and outstanding common stock of the Company on a fully diluted basis, which resulted in National Storm Management Services, Inc. being treated as the accounting acquirer and thus the operations and the financial statements of National Storm Management Services, Inc. prior to the merger have become those of the Company. In connection with the merger, the Company changed its name to National Storm Management, Inc.

Note 2 – Accounts receivable

Accounts receivable is recorded at net of $698,999 includes an allowance of $41,498. The Company did not record any bad debt expense for the three month period ending March 31, 2006 and did not write off any uncollectible amounts for the three month period.

Note 3 – Fixed assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method. Estimated service lives of fixed assets vary based on classification from 3-20 years.

As of March 31, 2005, the Company had fixed assets totaling $477,086 and accumulated depreciation of $172,073. The Company recorded depreciation expense of $12,237 during the three month period ended March 31, 2006.

Note 4 – Goodwill

The was not any Goodwill amortization for the three month period ended March 31, 2006.

Note 5 – Term loans

March 31,	2006
Note payable	$1,000,000
Vendor note payable	83,333
Vehicle term loans (Interest rates vary between 3.9 – 8.75%)	47,226
Less current maturities of long-term debt	1,103,613
Total long term debt	$26,946

The Company entered into a bridge loan agreement for $1,000,000 private placement on September 2, 2005. Interest is computed at 6% per annum. This private placement initially is a convertible note that requires the Company to register 5,000,000 shares of stock through a 504 transaction within the state of Nevada to convert this note, failure to use best efforts to procure this registration, the note becomes due the later of October 31, 2005 or the 504 Nevada registration.

The vehicle term loans represent vehicle-financing packages provided by Ford Credit and Chrysler Financial Corporation in which the Company purchased vehicles for its operations. The loans mature in August 2008 and December 2009 and are secured by the vehicles.

On October 12, 2005 the Company’s Pinnacle Roofing subsidiary entered into a promissory note with Gulfeagle Supply, Inc to periodically pay for certain roofing material and supply purchases that had exhausted its payment terms. This is a six month note that has an expiration date of April 25, 2006. The Company has made arrangements to extend this note.

Note 6 – Leases

Future minimum lease payments, under operating leases having initial or remaining noncancellable terms in excess of one year are as follows:

Year ending March 31,	Operating Leases

2007	$207,961
2008	108,272
2009	51,783
2010	—
Thereafter	—

Total minimum lease payments	$368,016

Note 7 – Other Long Term Liability

The sole component of this classification represents an advance of funds by an investment group, to assist the Company in its solicitation of additional funding. There are no terms or conditions associated with this advance.

Note 8 – Income taxes

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. The deferred tax asset of $848,727 as of March 31, 2006 consisted primarily of the income tax benefits from net operating losses. A valuation allowance has been recorded to partially offset the deferred tax asset as the Company believes it is more likely than not that the assets will be utilized. Significant components of the benefit for income taxes for the year ended December 31, 2005 are as follows:

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:

December 31,	2005

Deferred tax assets:
Loss carry forwards	$1,082,533
Other	107,077
Gross deferred tax assets	1,189,610

Valuation allowance	(340,883)

$848,727

As of March 31, 2005, the Company increases the recorded a valuation allowance by 89,000 bringing the total to $340,883 related to the deferred tax assets.

At March 31, 2006 deferred tax assets were recorded in the accompanying financial statements. The Company’s effective tax rate differs from the statutory rates associated with taxing jurisdictions because of permanent and temporary timing differences as well as a valuation allowance.

Note 9 – Commitments and Contingencies

The Company received a Claim Form from Yellow Book USA dated June 17, 2005 seeking payment in the amount of $20,100 for advertising fees. The Company also received a demand letter dated September 2, 2005 from Palm Beach Newspapers, Inc. demanding payment in the amount of $27,400 for advertising fees. The Company acknowledges that is owes Palm Beach Newspapers and Yellow Book USA a portion, but not all, of the amounts demanded. However, it is the Company’s belief that both Palm Beach Newspapers and Yellow Book extended the advertising service without the Company’s consent and the Company is disputing most of the amounts for which payment is being demanded.

A complaint was filed in the Circuit Court of Montgomery County, Alabama on March 10, 2006 by North McDonough Properties, LLC, formerly known as Alabama Roofing Supply, LLC, against the Company. The complaint alleges that the Company has failed to pay for material and supplies provided by Alabama Roofing Supply. Alabama Roofing Supply is seeking actual damages in the amount of $55,600. The Company also received a demand letter dated March 10, 2006 from Stroop Construction Law Firm, P.A. demanding payment due to Premium Roofing Supply, LLC in the amount of $21,100 plus accrued interest. A complaint was also filed in the County Court of Hinds County, Mississippi on March 14, 2006 by Roofing Supply Group, Inc., doing business as Roofing Supply Group – Jackson, against Pinnacle Roofing, Inc. Roofing Supply Group is seeking more than $131,100 in damages from the Company. The Company has notified Roofing Supply Group – Jackson, Alabama Roofing Supply and Premium Roofing Supply of the Company’s intent to make arrangements to pay each the amounts owed to them in full when the Company obtains additional financing. Have been in contact with their attorney over the last several weeks, and are working on payment arrangements.

A petition was filed in the County Court of Dallas County on March 22, 2006 by Trucolor, Inc. against the Company, National Storm Management Services, Inc., Barron Moore Holdings, Inc., Terry Kiefer and Thomas Bojadzijev. The petition alleges that Barron Moore arranged a transaction between Trucolor and the Company in which the Company obtained a convertible promissory note from Trucolor in the amount of $1,000,000. The terms of the promissory note allowed conversion of the debt into 5,000,000 shares of the Company at a value of $0.20 per share. Trucolor alleges that the Company fraudulently diluted the existing shares of the Company’s stock thereby reducing the value of the collateral to secure the promissory note. Trucolor is seeking actual and special damages, consequential and incidental compensatory damages, and punitive damages. The Company believes this claim is without merit and intends to vigorously defend itself. However, management is unable to predict the outcome of any litigation.

Note 10 – Stockholder equity

Earnings per Share

The basic earnings (loss) per share is calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares during the year. The Company’s Articles of Incorporation authorizes the issuance of 200,000,000 shares of common stock, $0.0001 par value per share, of which 55,470,954 were outstanding as of March 31, 2006.

Recapitalization

The Company completed an acquisition on February 24, 2005 through the exchange of all of the outstanding 1,236,614 shares of National Storm Management Services, Inc. (“NSMS”) in return for 34,000,000 shares of National Storm Management, Inc. (formerly known as 18th Letter Inc.) (“NSM”). At the time of the merger, the 18th Letter, Inc. was a public shell company listed on the “Pink Sheets” with virtually no operations, assets or liabilities. In conjunction with the merger, 24,000,000 shares from the previous majority owner of National Storm Management, Inc. were cancelled. Upon completion of the merger, the total common stock outstanding was 40,000,000 shares. As a result of this merger, NSM is the legal acquirer and surviving entity but NSMS is considered the accounting acquirer since its shareholders obtained the controlling interest in NSM.

Stock Options, warrants or similar securities

In conjunction with the merger, the Company granted an option to purchase 2,000,000 shares of NSM’s common stock at an exercise price of $0.75 per share for a period of three years, to Shocker 100 Index, LP, and a limited partnership, in which Interim Capital Corp. is the general partner. The option was granted for investment banking services previous by Interim Capital Corp related to merger. In addition, 18,000,000 shares of the Company’s common stock was reserved for issuance under a nonqualified stock option plan was adopted on May 1, 2005.

On February 9, 2006 the Company entered into an agreement with TJ Management Group, LLC, to sell 1,282,051 shares of unrestricted common stock at $0.078 per common share. This offering was conducted in reliance upon the exemption from the registration requirements of the Act set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas administrative Code and Regulations.

On March 8, 2006 the Company entered into an agreement with Diller Investments LLC to sell 5,000,000 shares of unrestricted common stock at $0.08 per common share. This offering was conducted in reliance upon the exemption from the registration requirements of the Act of set forth under SEC Rule 504 of Regulation D and Sections 5.1.T and 7 of the Texas administrative Code and Regulations.

Note 11 – Subsequent Events

On April 7 and 10, 2006 the Company entered into an agreement with Mazuma Corp to sell 1,422,987 shares of unrestricted common stock at $0.056536 per common share. This was net of legal fees funded from the proceeds of this transaction. This offering was conducted in reliance upon the exemption from the registration requirements of the Act set forth under SEC Rule 504 of Regulation D, utilizing the State of Minnesota Administrative Code and Regulations for sale to Minnesota resident(s) as defined.

On April 24 and May 1, 2006 the Company entered into an agreement with Mazuma Corp to sell 1,100,000 shares of unrestricted common stock at $0.060 per common share. This was net of legal fees funded from the proceeds of this transaction. This offering was conducted in reliance upon the exemption from the registration requirements of the Act set forth under SEC Rule 504 of Regulation D, utilizing the State of Minnesota Administrative Code and Regulations for sale to Minnesota resident(s) as defined.

On May 2, 2006 the Company entered into an agreement with TJ Management Group, LLC, to sell 1,250,000 shares of common stock at $0.06 per common share. This offering was conducted in reliance upon the exemption from the registration requirements of the Act as set forth under SEC Rule 504 of Regulation and Sections 5.1.T and 7 of the Texas administrative Code and Regulations.

PART III

Item 1.  Index to Exhibits

Exhibit No.	Title of Document
3.(i)	Certificate of Incorporation

3.(ii)	By-laws

4.1	Registration Rights Agreement between National Storm Management, Inc. and Nite Capital, L.P., dated December 28, 2005

4.2	Common Stock Purchase Warrant between the Company and Nite Capital, L.P., dated December 28, 2005

10.1	Equity Incentive Plan approved by the Board of Directors

10.2	Incentive Stock Option Award Agreement with Donald Humphrey

10.3	Nonqualified Stock Option Award Agreement with Donald Humphrey

10.4	Incentive Stock Option Award Agreement with Mark Noffke

10.5	Agreement between Westurn Cedar Supply, Inc. and the Company dated October 19, 2005

10.6	Promissory Note dated October 12, 2005 given by the Company to Gulfside Supply, Inc. doing business as Gulfeagle Supply

10.7	Option Agreement entered into on February 24, 2005 between Shocker 100 Index, LP and the Company

10.8	Warrant to Purchase Common Stock granted to La Jolla Cove Investors, Inc. issued May 19, 2006

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on July 5, 2006.

NATIONAL STORM MANAGEMENT, INC.

By: /s/ Terry Kiefer
Terry Kiefer
President and Chief Executive Officer